HINDALCO

ADITYA BIRLA GROUP

04035784

RECEIVED
2004 JUL 27 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

82-3428

Ref:AM: PVK:104:2004

Date: 1st July, 2004.

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.
Tel : (022) 942-2800

Attn:-International Corporate Finance

Dear Sir,

This is now to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Saturday, 31st July, 2004,** to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the First Quarter ended on 30th June, 2004

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
Company Secretary

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

7/27

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516

Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7001